UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 33)

Central GoldTrust
(Name of Subject Company)

Central GoldTrust
(Name of Persons Filing Statement)

Units
(Title of Class of Securities)

153546106
(CUSIP Number of Class of Securities)

John Wilson

Suite 2700, South Tower

Royal Bank Plaza

200 Bay Street

Toronto, Ontario

Canada M5J 2J1

(416) 362-7172
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Christopher J. Cummings, Esq.

Edwin S. Maynard, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Toronto-Dominion Centre

77 King Street West, Suite 3100

Toronto, Ontario, Canada M5K 1J3

(416) 504-0520

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 33 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Central GoldTrust, a trust established under the laws of the Province of Ontario, Canada, with the Securities and Exchange Commission on June 9, 2015 (as amended, the “Statement”). The Statement relates to an unsolicited offer (the “Sprott Offer”) by Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario, Canada (the “Offeror”), which is owned and controlled by Sprott Asset Management LP, to purchase all of the issued and outstanding units of Central GoldTrust in exchange for units of Sprott Physical Gold Trust, a trust established under the laws of the Province of Ontario, Canada (“SPGT”). The Sprott Offer was disclosed in a Tender Offer Statement on Schedule TO, which was originally filed by the Offeror, SPGT, Sprott Asset Management LP (“SAM”) and Sprott Asset Management Gold Bid GP Inc. with the Securities and Exchange Commission on May 27, 2015 and which includes the Offeror’s Offer and Circular, dated May 27, 2015 (the “Offer and Circular”), as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015, the Corrected Notice of Extension and Variation, dated July 7, 2015, and the Notice of Extension and Variation, dated August 4, 2015, the Notice of Change, dated August 18, 2015, the Notice of Change, dated August 28, 2015, the Notice of Variation, dated September 4, 2015, the Notice of Extension, dated September 18, 2015, the Notice of Extension and Variation, dated October 9, 2015, the Notice of Extension, dated November 2, 2015, the Notice of Variation, dated November 4, 2015, the Notice of Extension and Change, dated November 20, 2015, and the Notice of Variation and Change, dated December 17, 2015, and the related letter of transmittal.

The purpose of this Amendment No. 33 is to amend and supplement Item 1 — Subject Company Information, Item 8 — Additional Information and Item 9 — Exhibits. Except as otherwise indicated, the information set forth in the Statement remains unchanged.

Item 1. Subject Company Information

Item 1 of the Statement is hereby amended and supplemented by replacing the second sentence under the heading “Securities” with the following text:

“As of January 18, 2016, one Unit was outstanding.”

Item 8. Additional Information

Item 8 of the Statement is hereby further amended and supplemented by adding the following text after the fourth paragraph under the heading “Special Meeting of the Unitholders on January 15, 2016”:

“On January 15, 2016, GoldTrust announced its entry into a merger agreement, dated January 15, 2016, and completion of the merger transaction with SPGT and the Offeror. The merger agreement is described in the Information Circular and the form of the merger agreement is attached to the Information Circular as Appendix B. The press release of GoldTrust dated January 15, 2016, filed as exhibit (a)(50) hereto, is incorporated herein by reference.”

2

Item 9. Exhibits

Item 9 is hereby further amended and supplemented by adding the following exhibit:

Exhibit
Number	Description

(a)(50)	Press release dated January 15, 2016 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on January 19, 2016)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2016

CENTRAL GOLDTRUST

By:	/s/ John Wilson
Name:	John Wilson
Title:	Trustee

Exhibit Index

Exhibit
Number	Description

(a)(1)**	Trustees’ Circular dated June 9, 2015

(a)(2)	Press release dated April 23, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed April 23, 2015)

(a)(3)	Press release dated April 25, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed April 25, 2015)

(a)(4)	Press release dated May 1, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed May 1, 2015)

(a)(5)	Press release dated May 27, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed May 28, 2015)

(a)(6)**	Press release dated June 9, 2015 of GoldTrust

(a)(7)**	Materials posted to GoldTrust’s website on June 10, 2015

(a)(8)**	Press release dated June 15, 2015 of GoldTrust

(a)(9)**	Press release dated June 24, 2015 of GoldTrust

(a)(10)**	Press release dated June 24, 2015 of GoldTrust

(a)(11)**	Letter to unitholders of GoldTrust dated June 29, 2015

(a)(12)**	Advertisement of GoldTrust placed on certain websites

(a)(13)**	Press release dated June 30, 2015 of GoldTrust

(a)(14)**	Press release dated July 2, 2015 of GoldTrust

(a)(15)**	Press release dated July 29, 2015 of GoldTrust

(a)(16)**	Press release dated August 3, 2015 of GoldTrust

(a)(17)**	Press release dated August 5, 2015 of GoldTrust

(a)(18)**	Decision of the Ontario Superior Court of Justice dated July 31, 2015

(a)(19)**	Press release dated August 7, 2015 of GoldTrust

(a)(20)**	Letter to unitholders of GoldTrust dated August 28, 2015

(a)(21)**	Press release dated September 4, 2015 of GoldTrust

(a)(22)**	Letter to unitholders of GoldTrust dated September 14, 2015

(a)(23)**	Press release dated September 23, 2015 of GoldTrust

(a)(24)**	Letter to unitholders of GoldTrust dated September 28, 2015

(a)(25)**	Press release dated October 2, 2015 of GoldTrust

(a)(26)**	Press release dated October 14, 2015 of GoldTrust

(a)(27)**	Letter to unitholders of GoldTrust dated October 16, 2015

(a)(28)**	Press release dated November 4, 2015 of GoldTrust

(a)(29)**	Press release dated November 11, 2015 of GoldTrust

(a)(30)**	Press release dated November 17, 2015 of GoldTrust

(a)(31)**	Press release dated November 19, 2015 of GoldTrust

(a)(32)**	Letter to unitholders of GoldTrust dated November 26, 2015

(a)(33)	Definitive Agreement between Purpose, Silver Administrators Ltd., Silver Bullion Trust, the Administrator and GoldTrust, dated November 26, 2015 (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on November 27, 2015)

(a)(34)**	Letter to unitholders of GoldTrust dated November 30, 2015

(a)(35)**	Press release dated December 1, 2015 of GoldTrust

(a)(36)**	Notice of Change to Trustees’ Circular dated December 4, 2015

(a)(37)**	Notice of Special Meeting of Unitholders and Management Information Circular dated December 4, 2015

(a)(38)**	Press release dated December 4, 2015 of GoldTrust

(a)(39)	Press release dated December 7, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on December 9, 2015)

(a)(40)	Press release dated December 16, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on December 16, 2015)

(a)(41)	Notice of Meeting and Management Information Circular for the Special Meeting of Unitholders, dated December 17, 2015 (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on December 24, 2015)

(a)(42)	Offer and Circular, dated May 27, 2015 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO, filed on May 27, 2015)

(a)(43)	Notice of Extension and Variation, dated July 7, 2015 (incorporated by reference to Exhibit (a)(1)(xxiv) to the Schedule TO, filed on July 8, 2015)

(a)(44)	Notice of Extension and Variation, dated October 9, 2015 (incorporated by reference to Exhibit (a)(1)(lxii) to the Schedule TO, filed on October 13, 2015)

(a)(45)	Notice of Variation and Change, dated December 17, 2015 (incorporated by reference to Exhibit (a)(1)(lxxxvii) to the Schedule TO, filed on December 17, 2015)

(a)(46)	Annual Information Form of SPGT for the year ended December 31, 2014 (incorporated by reference to Exhibit 99.5 to SPGT’s Form 40-F (Commission File No. 001-34638), filed on March 30, 2015)

(a)(47)	Annual audited financial statements of SPGT for the years ended December 31, 2014 and December 31, 2013 and notes thereto and auditors’ report in respect thereof, and management’s discussion and analysis of fund performance for the financial years ended December 31, 2014 and December 31, 2013 (incorporated by reference to Exhibit 99.6 to SPGT’s Form 40-F (Commission File No. 001-34638), filed on March 30, 2015)

(a)(48)	Unaudited interim financial statements of SPGT for the three months and nine months ended September 30, 2015 and management's report of fund performance for the three months and nine months ended September 30, 2015 (incorporated by reference to Exhibit 99.1 to SPGT’s Form 6-K (Commission File No. 001-34638), filed on November 12, 2015)

(a)(49)	Press release dated January 15, 2016 of GoldTrust (incorporated by reference to Exhibit 99.2 to GoldTrust’s Form 6-K furnished on January 15, 2016)

(a)(50)	Press release dated January 15, 2016 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on January 19, 2016)

(e)(1)**	Excerpts from GoldTrust’s Notice and Management Information Circular, dated April 6, 2015

(e)(2)**	Administrative Services Agreement dated April 28, 2003, between Central GoldTrust and Central Gold Managers Inc.

(g)(1)**	Retail call script for use by D.F. King & Co., Inc., GoldTrust’s information agent

(g)(2)**	Retail call script for use by D.F. King & Co., Inc., GoldTrust’s information agent

(g)(3)**	Script of pre-recorded message to unitholders of GoldTrust

 ________________

*      Filed herewith.

**    Previously filed.